Memorandum Filed via Correspondence

DATE:	January 12, 2010

SUBJECT:	Item 74W of Allianz Variable Insurance Products Trust Form N-SAR filings

FROM:	Gregory R. Seward, Treasurer of Allianz Variable Insurance Products Trust (“Trust”)

TO:	Sheila Stout, Securities and Exchange Commission (“SEC”)

CC:	Erik Nelson, Allianz Life

I submit this correspondence in response to your request of January 5, 2010 to Erik Nelson of Allianz Life, that the Trust review the mark-to-market net asset values per share (NAVs) disclosed in response to Item 74W of the Form N-SAR over the past two years for the AZL Money Market Fund.
We hereby confirm that all the mark-to-market NAVs reported in response to Item 74W are accurate in the Trust’s Form N-SAR filed for the period ending June 30, 2008. We are refiling the Trust’s Form N-SARs relating to the periods ended June 30, 2009, December 31, 2008 and December 31, 2007 to reflect the three changes set forth below.
Allianz Variable Insurance Products Trust
Item 74W of Form N-SAR Filing

			Amendment to Mark to
			Market NAV
Fund Name	Filing Date	Series	Reported	Amended
AZL Money Market Fund	June 30, 2009	4	0.0000	1.0003
AZL Money Market Fund	December 31, 2008	4	1.0000	1.0010
AZL Money Market Fund	December 31, 2007	4	0.000	0.9995
We will undertake to file all necessary amendments to Form N-SAR by January 13, 2010. If you have any questions regarding the information set forth above, please contact me at (614) 428-3377.